Exhibit 99.1

AMARC: Surging global copper demand through 2030 to benefit Canadian explorers and producers
Wind, solar, EVs expected to drive strongest demand growth for the ‘red metal’ in history

May 26, 2021, Vancouver, BC – Amarc Resources Ltd. ("Amarc" or the "Company") (TSX-V: AHR; OTCBB: AXREF) President & CEO Dr. Diane Nicolson reports that North American and global demand forecasts for refined copper, largely driven by a worldwide surge in renewable energy and electrification technology deployments, create a clear market opportunity for Canadian copper explorers and developers over the next decade.

“It’s an exciting time to be an established mineral exploration and development company in a progressive, strategically located jurisdiction like British Columbia, and the 100% owner of three expansive and confirmed porphyry copper-gold districts,” Nicolson said. “The surging demand for copper metal to meet the United States’ and the world’s resolve to fundamentally address climate change and achieve carbon-neutrality within our lifetime is truly a once-in-a-lifetime opportunity. Copper mining can now be considered an essential and critical global industry.”

Nicolson said a number of factors have coalesced to create the current market conditions for copper, in which experts believe the forecast gap between supply and demand will reach unprecedented levels over the next decade. These factors include:

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the global push to adopt renewable energy, electrification and other no- and low-carbon technologies to address climate risks – notably wind and solar power generation, electric vehicles (“EVs”) and associated charging infrastructure;

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given the unique characteristics of copper as a conductor of electricity, it currently has no cost-effective replacement in most renewable energy and electrification applications; and

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limitations on global copper production, as producers face exhausted orebodies, falling grades, growing geopolitical risk and a paucity of new copper mines in the pipeline.

“Goldman Sachs Commodities Research recently reported the global copper supply gap could reach 8.2 million tonnes by 2030 – the largest deficit on record, and one that will necessitate a 40% increase in production in less than 10 years,” Nicolson said. “Even more compelling is that society’s transition to ‘carbon-neutrality’ is absolutely dependent on the mining and metals sector’s ability to address that gap.”

Goldman Sachs’ April 2021 research paper, entitled Green Metals: Copper is the new oil 1, makes clear the fastest growing segment of U.S. and global copper demand is renewable energy and electrification. Findings include:

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global copper demand from wind, solar, EVs and battery applications will increase by 600% to 900% by 2030 to as much as 8.7 million tonnes, an increase that could exceed the 8.2 million tonne supply gap forecast for that year; and

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global copper demand from EVs and charging stations alone will increase by more than 1,000% by 2030, and by 1,900% in the United States.

Nicolson said U.S. President Joe Biden and his Democratic allies in Congress have made the transition to renewable energy and low-carbon technologies a public policy priority. Even beyond wind, solar, EVs, battery technology and charging stations, America’s climate change agenda will drive still greater demand for copper to upgrade the nation’s power grid, to retrofit factories, commercial and residential buildings, and modernize industries from agriculture to transportation.

Currently, the United States relies on foreign producers for more than 35%2 of its annual copper needs. This import reliance is expected to grow in future as the world’s largest economy increasingly invests in renewable energy and electrification, and as President Biden pursues his ‘American Jobs Plan’ to enhance domestic manufacturing in the green energy sector.

“We’re certainly aware of the United States Department of Commerce and its efforts to work with mining and metals interests in Canada to secure a reliable supply chain to meet America’s climate change goals,” Nicolson confirmed. “I think it’s symptomatic of the market conditions we’re going to see for copper for many years to come – both here in North America, but also in Asia, Europe and around the world. We couldn’t be better positioned.”

Amarc holds a 100%-interest in three major copper-gold porphyry districts in BC – including the 482 km2 JOY District in north-central BC, the 462 km2 IKE District in south-central BC and the 704 km2 DUKE District in central BC. The properties collectively host four known copper-gold deposits that remain wide-open to expansion, and 10 drill-ready porphyry copper-gold deposit targets with potential to support the type of low-cost, bulk tonnage, long-life mining opportunities in demand by major mining companies.

“As investor, government and public interest in copper as part of the solution to climate change continues to build momentum, Amarc will be working to advance resource delineation and district-wide exploration on all our properties,” Nicolson said. “The recently announced alliance with Freeport-McMoRan Mineral Properties Canada Inc. on our JOY district (see release May 12, 2021) is just the first step of what will be an active and exciting period of time for Amarc and its shareholders.”

Amarc’s President & CEO added that the high-value JOY, IKE and DUKE copper-gold districts have all been acquired, assembled and advanced with an intrinsic understanding of the assets major copper producers will seek in the coming years.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry copper-gold mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing the 100%-owned IKE, DUKE and JOY porphyry copper±gold districts located in different prolific porphyry districts in southern, central and northern BC, respectively. Each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail. Importantly, each district represents significant potential for the development of multiple and important-scale, porphyry copper±gold deposits.

Amarc is associated with HDI, a diversified, global mining company with a 30-year history of porphyry discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE and Pine. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and other stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.
Dr. Diane Nicolson
President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

1 Referenced in https://www.northernminer.com/news/goldman-sachs-calls-copper-the-new-oil/1003830196/
2  https://pubs.usgs.gov/periodicals/mcs2021/mcs2021-copper.pdf